Exhibit 21

SUBSIDIARIES OF OLD LINE BANCSHARES, INC.

Old Line Bank, a Maryland-chartered trust company exercising the powers of a commercial bank, is a wholly-owned subsidiary of Old Line Bancshares, Inc.

Old Line Bancshares, Inc., owns 62.5% of the equity interests in Pointer Ridge Office Investment, LLC, a Maryland limited liability company, and Old Line Bank owns the remaining 37.5% of the equity interests in Pointer Ridge Office Investment, LLC.